Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2024

AND

DECLARATION OF A FINAL CASH DIVIDEND

KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the year ended December 31, 2024 (the “Reporting Period”), which have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), which are different from the IFRS Accounting Standards.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” section).

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE FISCAL YEAR 2024

•	Gross transaction value (GTV)[1] was RMB3,349.4 billion for the year ended December 31, 2024, representing an increase of 6.6% from RMB3,142.9 billion in 2023. GTV of existing home transactions was RMB2,246.5 billion for the year ended December 31, 2024, representing an increase of 10.8% from RMB2,028.0 billion in 2023. GTV of new home transactions was RMB970.0 billion for the year ended December 31, 2024, representing a decrease of 3.3% from RMB1,003.0 billion in 2023. GTV of home renovation and furnishing was RMB16.9 billion for the year ended December 31, 2024, representing an increase of 27.3% from RMB13.3 billion in 2023. GTV of emerging and other services was RMB116.0 billion for the year ended December 31, 2024, representing an increase of 17.6% from RMB98.6 billion in 2023.

•	Net revenues were RMB93.5 billion for the year ended December 31, 2024, representing an increase of 20.2% from RMB77.8 billion in 2023.

[1]	GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

•	Net income was RMB4,078 million for the year ended December 31, 2024, compared to RMB5,890 million in 2023. Adjusted net income[2] was RMB7,211 million for the year ended December 31, 2024, compared to RMB9,798 million in 2023.

•	Number of stores was 51,573 as of December 31, 2024, a 17.7% increase from 43,817 as of December 31, 2023. Number of active stores[3] was 49,693 as of December 31, 2024, a 18.3% increase from 42,021 as of December 31, 2023.

•	Number of agents was 499,937 as of December 31, 2024, a 16.9% increase from 427,656 as of December 31, 2023. Number of active agents[4] was 445,271 as of December 31, 2024, a 12.1% increase from 397,135 as of December 31, 2023.

•	Mobile monthly active users (MAU)[5] averaged 43.2 million in the fourth quarter of 2024, compared to 43.2 million in the same period of 2023.

[2]	Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

[3]	Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform. “Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

[4]	“Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

[5]	“Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

The Chinese real estate market experienced strong policy stimulus in 2024, driving a rapid increase in the share of existing home transactions, with upgrading demand taking the lead. Amidst this structural market adjustment and evolving consumer demand, we proactively seized opportunities to strengthen our competitive advantages and deepen the development of our capabilities to build up a “one-stop residential services platform”, driving our solid growth and unlocking ecosystem value. Our housing transaction services maintained a solid and stable foundation, while home renovation and furnishing and home rental services emerged as new growth engines. Net revenues from non-housing transaction services accounted for 34% of our total net revenues in 2024, marking a significant increase of 9.1 percentage points year-over-year. At the same time, we remained committed to enhancing shareholder returns, creating and continuously increasing long-term value for our investors.

Existing home transaction services

The existing home market remained generally stable in 2024, with a notable policy-driven rebound in the fourth quarter. Guided by our dual strategic focus on “promoting growth “and “optimizing ecosystem”, we achieved resilient GTV growth in our existing home transaction services.

By actively connecting high-quality brands and stores, we enhanced the platform-wide synergies. As of December 31, 2024, the number of active stores on our platform reached 49,693, up by 18.3% year-over-year, while the number of active agents was 445,271, rising by 12.1% year-over-year.

Simultaneously, we leveraged our richer pool of customer traffic and resources, the effects of ACN (Agent Cooperation Network), empowerment tools that support agent operations and store owner management, and opportunities within our diversified residential services ecosystem to empower more industry partners to transform their operational capabilities and enhance efficiency amid market adjustments and upgrades.

We placed greater emphasis on ecosystem development. We further strengthened the operations of regional co-governance councils, enabling store owners to better provide input on platform rule iterations, fostering stronger store engagement and a more collaborative environment. Additionally, we rapidly rolled out the pilot of our store points-based incentive program, through positive incentives to achieve value sharing between stores and the platform.

In operating our self-owned brand Lianjia, we reinforced its role as the cornerstone, growth engine, and talent hub under our “one body, three wings” strategy, utilizing the large store model to promote store efficiency growth. Talent development remained another key focus for Lianjia. Through a leadership program for store operators, Lianjia cultivates well-rounded business management talent in residential services, strengthening the platform’s ability to retain high-performing store operators.

New home transaction services

In 2024, our new home business achieved market-beating results and maintained stable monetization capabilities. This was primarily driven by our expanded channel service coverage and enhanced sell-through capability.

As the new home market shifted to a buyer’s market, transaction difficulty increased. In collaborating on new home projects, we focused more on providing developers with innovative service models and targeted sales capabilities. This has deepened our strategic partnerships with high-quality real estate developers and expanded our coverage of quality new home projects.

Our expanded agent-and-store network, along with stronger agent engagement driven by the stable monetization rate in the new home business, led to improved sales efficiency. Meanwhile, amid the trend of “selling old to buy new”, the high overlap rate between new home and existing home market clients allows us to leverage deep community connection to continue to identify potential new home buyers within existing home transactions, achieving integrated resource utilization.

We remain committed to a strict risk control baseline. Our accounts receivable turnover days of new home transaction services shortened to just 34 days in the fourth quarter of 2024. The percentage of net revenues of new home transaction services from state-owned developers reached around 58% in the fourth quarter of 2024, up from around 53% in the same period of 2023.

Home renovation and furnishing services

Our home renovation and furnishing services maintained steady growth in 2024, with total GTV increasing by 27.3% year-over-year and revenue rising by 36.1% year-over-year. In terms of profitability, the contribution margin of this business reached 30.7% in 2024, compared with 29.0% in 2023. The various breakthroughs in our home renovation and furnishing business during 2024 were driven by the following key factors.

The deeper integration between our housing transaction services and home renovation and furnishing services has significantly enhanced front-end customer acquisition capabilities, driving rapid growth in GTV. Through a points-based incentive system, we encourage agents to actively promote our home renovation and furnishing services to customers, further increasing the proportion of GTV of home renovation and furnishing generated through agent referrals.

In terms of optimizing delivery capabilities, we have shortened construction periods by improving order dispatch efficiency and refining construction processes. As a result, the construction period for basic construction and main materials has significantly decreased in 2024 compared to 2023.

In terms of developing our underlying digital platform, we have continued to iterate the Home SaaS system to version 2.5, which has now been launched nationwide. By standardizing product management and unifying drawing rules, we have strengthened the underlying data infrastructure. This ultimately enabled us to achieve automation in functions such as BIM design and construction drawings and automated material ordering.

Home rental services

In 2024, our home rental services achieved significant growth in scale and solidified the service capabilities. As of the end of 2024, the number of total home units under our home rental services exceeded 430,000, compared to over 210,000 units at the end of 2023. The net revenue of our home rental services primarily comes from the decentralized rental property management service Carefree Rent.

In our Carefree Rent service, we have deconstructed the service chain into standardized procedures. Through role specialization among service providers and assigning dedicated personnel to specific tasks, we have improved service capabilities and efficiency. Meanwhile, we have leveraged intelligent algorithm systems to assist operations in scenarios such as home sign-up pricing, inventory management, and rental leasing. This has driven improvements in asset turnover efficiency in pilot cities. In terms of service guarantees, we introduced multiple service upgrades and guarantees through mechanisms for our customers. For example, for high-risk properties, such as those with water leakage, we have established a rapid response and professional repair mechanism.

We also continued to reduce operating risks of Carefree Rent. We have continuously optimized and upgraded the Carefree Rent product model, increasing its resilience to rental price fluctuations. In terms of leasing, we focused on refining the management of tenant renewal rates and pre-leasing rates of properties to reduce vacancy costs. At the same time, we strengthen the development and operation of leasing channels to enhance the certainty of rentals.

Beihaojia

Beihaojia is our new business initiative focusing on upgrading residential development service. We envision to build a data-driven platform for residential development services through Beihaojia.

In terms of business model, Beihaojia primarily provides C2M (Customer to Manufacturer) product solutions for real estate developers and other business partners, offering flexible and diverse funding solutions as well as efficient marketing services that integrate both online and offline channels. Beihaojia’s C2M product solutions leverage Beike’s vast data accumulation and Beike’s capability to connect potential customers. Through big data analysis and AI algorithms, Beihaojia deeply analyzes and uncovers customer needs, forecasting the types of products and price expectations for target customers. Such information serves as an important reference for product positioning and design for real estate projects, enabling us to provide partners with tailored product positioning and design solutions, ultimately helping to create new home products that better align with market demand.

In 2024, we have been actively establishing our presence in key cities in the country, continuously refining and innovating our operational models in the process. Notably, our Xi’an project became the first case in which Beihaojia generated service revenue through its product solution services, demonstrating strong market endorsement for our business model.

Business Outlook

China’s real estate industry is undergoing an accelerated transformation, and our growth opportunities will increasingly come from providing tailored decision-making solutions for customers and systematically empowering high-quality service providers.

Looking ahead to 2025, we remain committed to our strategic direction of becoming “more technology-driven and more human-centric.” AI-powered technology will enable deeper insights into personalized customer needs and redefine the boundaries of service providers’ capabilities; a human-centered approach will highlight the value of service, while we will promote the collaborative development of all business lines:

In the housing transaction services, we will drive growth through efficiency, while Lianjia will continue to solidify the large store model and create benchmarks in core cities to support the growth of the “one body, three wings” businesses. The home renovation and furnishing services will remain customer-centric, enhancing product strength and delivery quality, while optimizing management and operational efficiency. Our home rental services will continue to grow steadily in scale while improving service capabilities and leasing efficiency to create more value for both tenants and landlords. Beihaojia will continue to iterate the C2M service model, driving improvements in product strength in the new home industry.

SHAREHOLDER RETURNS

While achieving solid performance, we also placed a high priority on shareholder returns. In 2024, we have allocated approximately US$716 million to our Share Repurchase Program (as defined below), repurchasing a total number of American depositary shares (the “ADSs”) that represents approximately 3.89% of our total issued shares by the end of 2023. Cumulatively, since the launch of our Share Repurchase Program in September 2022 and up to the end of 2024, we have repurchased around US$1.63 billion worth of ADSs, which represents approximately 8.63% of the Company’s total issued shares prior to the launch of the Share Repurchase Program. On this basis, we are pleased to announce a final cash dividend, with an anticipated total payout of approximately US$0.4 billion. With our substantial cash reserves and robust financial management capabilities, we aim to create and continuously enhance long-term value for our shareholders through our proactive shareholders return initiatives.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

Our ESG rating by Morgan Stanley Capital International (“MSCI”) has been upgraded from “BBB” to “A” in its latest review in February 2025. This achievement marks the second consecutive year of improvement for Beike, reflecting our steadfast commitment to excellence in ESG practices within the industry.

In MSCI’s latest evaluation, we earned an impressive overall score of 7.2 in the ESG social category, outperforming the global industry average of 4.3. This accomplishment is attributed to our continuous efforts in human capital development through tailored vocational training programs and structured career paths for service providers, together with our robust privacy and data security measures. Additionally, we made notable strides in exploring opportunities in incorporating green concepts across various business scenarios, such as establishing the “Lianjia Green Store Standard” to regulate eco-friendly renovations, material recycling, and smart energy control installations for the brokerage stores. These efforts contributed to a remarkable 1.8-point increase in the ESG environmental category from the previous year.

MANAGEMENT DISCUSSION AND ANALYSIS

Results of Operation

Net revenues

Net revenues increased by 20.2% to RMB93.5 billion in 2024 from RMB77.8 billion in 2023, primarily attributable to the increase of net revenues from new home transaction services and the expansion of home renovation and furnishing and home rental business. Total GTV increased by 6.6% to RMB3,349.4 billion in 2024 from RMB3,142.9 billion in 2023, primarily attributable to the Company’s proactive growth strategy and enhanced capabilities in market coverage.

•	Net revenues from existing home transaction services were RMB28.2 billion in 2024, relatively flat compared with RMB28.0 billion in 2023. GTV of existing home transactions increased by 10.8% to RMB2,246.5 billion in 2024 from RMB2,028.0 billion in 2023.

Among that, (i) commission revenue increased by 1.0% to RMB23.1 billion in 2024, from RMB22.9 billion in 2023, primarily attributable to the GTV of existing home transactions served by Lianjia stores increased by 8.4% to RMB918.5 billion in 2024 from RMB847.6 billion in 2023, mainly offset by a lower commission rate of existing home transaction services charged by Lianjia stores in Beijing; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform were RMB5.1 billion in 2024, relatively flat compared with RMB5.1 billion in 2023, while the GTV of existing home transactions served by connected agents on the Company’s platform increased by 12.5% to RMB1,328.0 billion in 2024 from RMB1,180.4 billion in 2023. The increase was mainly offset by the decrease in revenues from certain value-added services which were not directly driven by GTV of existing home transactions served by connected agents.

•	Net revenues from new home transaction services increased by 10.1% to RMB33.7 billion in 2024 from RMB30.6 billion in 2023, primarily due to the improved monetization capability, which was partially offset by the decrease of GTV of new home transactions of 3.3% to RMB970.0 billion in 2024 from RMB1,003.0 billion in 2023. Among that, the GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 3.1% to RMB784.4 billion in 2024 from RMB809.9 billion in 2023, and the GTV of new home transactions served by Lianjia brand decreased by 3.9% to RMB185.6 billion in 2024 from RMB193.2 billion in 2023.

•	Net revenues from home renovation and furnishing increased by 36.1% to RMB14.8 billion in 2024 from RMB10.9 billion in 2023, primarily attributable to a) the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business, b) a larger contribution from furniture and home furnishing sales in categories such as customized furniture, soft furnishings, and electrical appliances, and c) the shortened lead time driven by enhanced delivery capabilities.

•	Net revenues from home rental services increased by 135.0% to RMB14.3 billion in 2024 from RMB6.1 billion in 2023, primarily attributable to the increase of the number of rental units under the Carefree Rent model.

•	Net revenues from emerging and other services increased by 8.8% to RMB2.5 billion in 2024 from RMB2.3 billion in 2023, primarily attributable to the increase of net revenues from financial services.

Cost of revenues

Total cost of revenues increased by 25.8% to RMB70.5 billion in 2024 from RMB56.1 billion in 2023.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels increased by 11.5% to RMB22.8 billion in 2024 from RMB20.4 billion in 2023, primarily due to the increase in net revenues from new home transaction services derived from transactions facilitated through connected agents and other sales channels.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation increased by 11.1% to RMB18.9 billion in 2024 from RMB17.0 billion in 2023, primarily due to an increase in the net revenues from new home transactions derived from transactions facilitated through Lianjia agents and the increase in fixed compensation costs mainly driven by the increased number of Lianjia agents and improved benefits for them.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing increased by 32.8% to RMB10.2 billion in 2024 from RMB7.7 billion in 2023, which was in line with the growth of net revenues from home renovation and furnishing.

•	Cost of home rental services. The Company’s cost of revenues for home rental services increased by 121.0% to RMB13.6 billion in 2024 from RMB6.2 billion in 2023, primarily attributable to the growth of net revenues from home rental services.

•	Cost related to stores. The Company’s cost related to stores was RMB2.9 billion in 2024, relatively flat compared with RMB2.9 billion in 2023.

•	Other costs. The Company’s other costs increased by 13.6% to RMB2.1 billion in 2024 from RMB1.9 billion in 2023, mainly due to the increased tax and surcharges in line with the increased net revenues and an increase in provision and funding costs of financial services.

Contribution Margin

We also review contribution margin to measure segment profitability. The table below sets forth the contribution margin for each of our business lines for the periods indicated.

	For the Year Ended December 31,
	2024	2023
	RMB	RMB
	(in thousands, except for percentages)
Contribution (existing home transaction services)	12,184,924	13,191,225
Contribution margin (existing home transaction services)	43.2%	47.2%
Contribution (new home transaction services)	8,348,922	8,120,525
Contribution margin (new home transaction services)	24.8%	26.6%
Contribution (home renovation and furnishing)	4,539,251	3,145,172
Contribution margin (home renovation and furnishing)	30.7%	29.0%
Contribution/(Deficit) (home rental services)	714,973	(63,297)
Contribution margin (home rental services)	5.0%	(1.0%)
Contribution (emerging and other services)	2,149,483	2,079,434
Contribution margin (emerging and other services)	86.0%	90.5%

We define contribution for each service line as the revenue less the direct compensation to our internal agents and sales professionals, split commission to connected agents and other sales channels for such services, property leasing costs related to home rental services and direct costs for home renovation and furnishing. We define contribution margin as a percentage of contribution bearing to revenue.

The following table presents the calculation to arrive at contribution from net revenues, for each of the periods indicated:

	For the Year Ended December 31,
	2024	2023
	RMB	RMB
	(in thousands)
Existing home transaction services
Net revenues	28,201,003	27,954,135
Less: Commission and compensation	(16,016,079)	(14,762,910)
Contribution	12,184,924	13,191,225
New home transaction services
Net revenues	33,653,403	30,575,778
Less: Commission and compensation	(25,304,481)	(22,455,253)
Contribution	8,348,922	8,120,525
Home renovation and furnishing
Net revenues	14,768,947	10,850,497
Less: Material costs, commission and compensation	(10,229,696)	(7,705,325)
Contribution	4,539,251	3,145,172
Home rental services
Net revenues	14,334,479	6,099,747
Less: Property leasing costs, commission and compensation	(13,619,506)	(6,163,044)
Contribution/(Deficit)	714,973	(63,297)
Emerging and other services
Net revenues	2,499,666	2,296,775
Less: Commission and compensation	(350,183)	(217,341)
Contribution	2,149,483	2,079,434

Contribution margin demonstrates the margin that we generate after costs directly attributable to the respective revenue streams, including existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. Material costs are deducted from home renovation and furnishing. Property leasing costs are deducted from home rental services. The costs and expenses related to the platform infrastructure building and enhancement, including cost related to our Lianjia stores and the development cost of our technological platform, which are not directly attributable to the respective revenue streams, are not deducted from revenue when calculating contribution.

The contribution margin for existing home transaction services decreased from 47.2% in 2023 to 43.2% in 2024, primarily attributable to a higher fixed compensation costs for Lianjia agents as percentage of net revenues from existing home transaction services, mainly driven by the increased number of Lianjia agents and improved benefits for them.

The contribution margin for new home transaction services decreased to 24.8% in 2024 from 26.6% in 2023, primarily as a result of a higher commission-split as percentage of net revenues from new home transaction services paid to connected agents and other channels.

The contribution margin for home renovation and furnishing increased to 30.7% in 2024 from 29.0% in 2023, primarily attributable to refined operation management, optimized product packages and enhanced supply chain capabilities.

The contribution margin for home rental business was 5.0% in 2024, compared with negative 1.0% in 2023, primarily attributable to enhanced operational efficiency and optimized product model, which optimized initial lease success and lease renewals rates, and reduced vacancy rates.

The contribution margin for our emerging and other services was 86.0% in 2024, compared with 90.5% in 2023.

Gross Profit

Gross profit increased by 5.6% to RMB22.9 billion in 2024 from RMB21.7 billion in 2023. Gross margin was 24.6% in 2024, compared to 27.9% in 2023, primarily due to a) a lower contribution ratio of net revenues from existing home transaction services with a relatively higher margin than other revenue streams; and b) a lower contribution margin of existing home transaction services led by the increased fix compensation costs as percentage of net revenues from existing home transaction services.

Income from Operations

Total operating expenses increased by 13.3% to RMB19.2 billion in 2024 from RMB16.9 billion in 2023.

•	General and administrative expenses increased by 8.8% to RMB9.0 billion in 2024 from RMB8.2 billion in 2023, mainly due to the increase in personnel costs.

•	Sales and marketing expenses increased by 17.0% to RMB7.8 billion in 2024 from RMB6.7 billion in 2023, mainly due to the increase in sales and marketing expenses for home renovation and furnishing business.

•	Research and development expenses increased by 17.9% to RMB2.3 billion in 2024 from RMB1.9 billion in 2023, primarily due to the increased headcount of research and development personnel and the increased technical service costs.

•	Impairment of goodwill, intangible assets and other long-lived assets was RMB152 million in 2024, compared to RMB93 million in 2023, primarily attributable to the impairment of goodwill triggered by the market fluctuation and its impact on our operations.

Income from operations was RMB3,765 million in 2024, compared to RMB4,797 million in 2023. Operating margin was 4.0% in 2024, compared to 6.2% in 2023, primarily due to a lower gross margin partially offset by the improved operating leverage in 2024, compared to 2023.

Income tax expense

We recorded an income tax expense of RMB2,792 million in 2024, compared to RMB1,994 million in 2023.

Net income

Net income was RMB4,078 million in 2024, compared to RMB5,890 million in 2023.

Discussion of Key Balance Sheet Items

Cash, cash equivalents, restricted cash, and short-term investments

Cash, cash equivalents, restricted cash, and short-term investments constitute our most liquid assets. Short-term investments include bank time deposits and investments in wealth management products issued by financial institutions. These products normally offer returns higher than bank deposits, maintain relatively low risk, and provide sufficient liquidity as they are redeemable upon short notice. We therefore consider such wealth management products part of our cash management program.

The total amount increased from RMB60.1 billion as of December 31, 2023 to RMB61.6 billion as of December 31, 2024, mainly provided by the cash from operating activities in 2024, partially offset by the cash used in investing activities.

Accounts receivable, net of allowance for credit losses

A significant portion of accounts receivable was due from real estate developers for our new home transaction services. Our accounts receivable and contract assets, net of allowance for credit losses increased from RMB3.2 billion as of December 31, 2023 to RMB5.5 billion as of December 31, 2024, primarily due to the growth of net revenues from new home transaction services.

We serve real estate developers in our new home transaction services and grant them credit terms relatively longer compared to individual and small brokerage firm clients in accordance with the market practice. As such, we may face risks related to the collection of our accounts receivable from real estate developers. In light of the liquidity concerns faced by certain real estate developers started from 2021, we have been implementing various prudent measures such as “Commission in Advance” model to ensure effective risk control and timely collection of accounts receivable. Our collection of accounts receivable for new home transaction services amounted to RMB33.5 billion in 2023 and RMB33.4 billion in 2024, compared to the net revenue from new home transaction services of RMB30.6 billion in 2023 and RMB33.7 billion in 2024. And we managed to reduce our accounts receivable turnover days for new home transaction services to 52 days in 2024 from 55 days in 2023. The accounts receivable turnover days for existing home transaction services, where our clients are individual housing customers and brokerage firms on our platform, were 6 days in 2023 and 7 days in 2024. We plan to continue to prudently manage our accounts receivable, in particular with respect to new home transaction services.

Accounts receivable turnover days for a given period are equal to average balances of accounts receivable at the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period.

Intangible assets, net

Our intangible assets net of accumulated amortization and impairment amounted to RMB1,067 million and RMB858 million as of December 31, 2023 and 2024, respectively. The decrease in 2024 was primarily due to to the expiration of the business cooperation agreement.

Long-term investments, net

Our long-term investments amounted to RMB23.6 billion and RMB23.8 billion as of December 31, 2023 and 2024, respectively. The increase from December 31, 2023 to December 31, 2024 was mainly due to an increase in wealth management products.

Goodwill

Our goodwill was RMB4,857 million and RMB4,777 million as of December 31, 2023 and 2024, respectively. The decrease in 2024 was primarily due to the impairment of the goodwill related to reporting units within the existing home transaction services segment and new home transaction services segment in certain cities as a result of changes in local market conditions.

Prepayments, receivables and other assets

The following table set forth the breakdown of this account as of the dates indicated.

	As of December 31,
	2024	2023
	RMB	RMB
	(in thousands)
Current:
Prepaid rental and other deposits	1,552,279	1,625,026
Inventories of properties	1,090,661	–
Other inventories	519,215	304,208
Advances to suppliers	692,542	574,170
VAT-input deductible	637,686	707,416
Capitalized costs of obtaining contracts and prepaid initial direct costs	551,461	338,811
Deposits paid to real estate developers	196,241	222,604
Investment guarantee deposit	153,577	–
Deposit paid for acquisition of land used for properties development	122,430	–
Prepaid income tax	64,163	177,560
Staff advances	59,762	65,253
Receivable related to employees’ exercise of share-based awards	44,521	88,739
Interests receivable	15,263	14,664
Receivables from escrow account	9,992	6,676
Others	542,907	541,849
Total	6,252,700	4,666,976

Non-current:
Deferred tax asset	1,005,127	1,113,692
VAT-input deductible	194,818	192,991
Prepayment for land use right	–	154,575
Others	22,332	11,783
Total	1,222,277	1,473,041

Deposits paid to real estate developers represent the earnest deposits we pay to developers for new home sales, and will be collected back after we meet our service commitment. We implement stringent selection process for the real estate projects for which we provide marketing services, and will only agree to make earnest deposits for those we are confident in meeting our sales commitment. Inventories of properties represent the cost incurred for properties development in Chengdu under the Group’s Beihaojia business.

Accounts payable

The accounts payable increased from RMB6,329 million as of December 31, 2023 to RMB9,493 million as of December 31, 2024, which was in line with the revenues from new home transaction services and home renovation and furnishing.

Short-term borrowings

As of December 31, 2023 and 2024, our short-term borrowings were RMB290 million and RMB288 million, respectively. The total balance of short-term loans as of December 31, 2024 mainly includes two bank loans in January 2024 with fixed loan interest rates of 3.00%, as well as two bank loans in May and June 2024 with fixed loan interest rates of 2.83%.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2024	2023
	RMB	RMB
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by operating activities	9,447,137	11,414,244
Net cash used in investing activities	(9,378,025)	(3,977,440)
Net cash used in financing activities	(5,794,635)	(7,218,210)
Effect of exchange rate change on cash, cash equivalents and restricted cash	169,476	44,608

Net increase (decrease) in cash, cash equivalents and restricted cash	(5,556,047)	263,202
Cash, cash equivalents and restricted cash at the beginning of the year	25,857,461	25,594,259

Cash, cash equivalents and restricted cash at the end of the year	20,301,414	25,857,461

To date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of December 31, 2023 and 2024, our cash, cash equivalents, restricted cash and short-term investments were RMB60.1 billion and RMB61.6 billion, respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with original maturities of less than three months. Our restricted cash are primarily pledged for bank borrowings, and escrow payments collected from the property buyers on behalf of and payable to the property sellers.

We believe that our cash balance and expected net cash inflows will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for an extended period of time. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

Substantially all of our revenues have been, and we expect they are likely to continue to be, denominated in Renminbi. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior the State Administration of Foreign Exchange (“SAFE”) approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering in July 2020 and our ADSs offering in November 2020 to make loans or capital contributions to our PRC subsidiaries.

Operating activities

Net cash generated from operating activities in 2024 was RMB9.4 billion. The difference between net cash generated from operating activities and net income of RMB4,078 million in 2024 was the result of adding back RMB3,681 million for adjustments of non-cash items, adding back RMB16 million for dividend received from equity method investments and removing RMB253 million of investment and interest income, which are by nature investing activities, and adding RMB1,925 million released from working capital.

The adjustment of non-cash items primarily consisted of RMB2,726 million in share-based compensation expenses, RMB744 million in depreciation expenses, RMB269 million in amortization of intangible assets, and RMB313 million in fair value changes in investments.

The additional cash released from working capital was the result of a RMB2,457 million increase in accounts payable, a RMB4,674 million increase in lease liabilities, a RMB1,387 million increase in contract liabilities, and a RMB1,093 million increase in accrued expenses and other current liabilities, partially offset by a RMB5,599 million increase in right-of-use assets, a RMB2,410 million increase in accounts receivable and contract assets, and a RMB270 million increase in prepayments, receivables and other assets.

Net cash generated from operating activities in 2023 was RMB11.4 billion. The difference between net cash generated from operating activities and net income of RMB5,890 million in 2023 was the result of adding back RMB4,848 million for adjustments of non-cash items, adding back RMB15 million for dividend received from equity method investments and removing RMB1,413 million of investment and interest income, which are by nature investing activities, and adding RMB2,075 million released from working capital.

The adjustment of non-cash items primarily consisted of RMB3,216 million in share-based compensation expenses, RMB775 million in depreciation expenses, RMB29 million in impairment loss for equity investments accounted for using measurement alternative, RMB627 million in amortization of intangible assets, and RMB78 million in fair value changes in investments.

The additional cash released from working capital was the result of a RMB835 million decrease in accounts receivable, a RMB6,123 million increase in lease liabilities, a RMB1,405 million increase in contract liabilities, and a RMB1,548 million increase in accrued expenses and other current liabilities, partially offset by a RMB6,334 million increase in right-of-use assets, a RMB883 million increase in prepayments, receivables and other assets, and a RMB1,220 million decrease in employee compensation and welfare payable.

Investing activities

Net cash used in investing activities in 2024 was RMB9.4 billion, consisting primarily of (i) RMB33.3 billion used to purchase other short-term investments, offset by RMB42.6 billion maturities of other short-term investments, (ii) RMB58.1 billion of financing receivables originated, offset by RMB56.6 billion of financing receivables principal collected, (iii) RMB3.9 billion of purchases of other long-term investments, and (iv) RMB24.0 billion used to purchase time deposits and held-to-maturity debt investments, offset by RMB12.1 billion of maturities of time deposits and held-to-maturity debt investments.

Net cash used in investing activities in 2023 was RMB4.0 billion, consisting primarily of (i) RMB38.9 billion used to purchase other short-term investments, offset by RMB41.5 billion maturities of other short-term investments, (ii) RMB27.8 billion of financing receivables originated, offset by RMB27.1 billion of financing receivables principal collected, (iii) RMB1.2 billion of purchases of other long-term investments, and (iv) RMB14.5 billion used to purchase time deposits and held-to-maturity debt investments, offset by RMB8.9 billion of maturities of time deposits and held-to-maturity debt investments and RMB1.4 billion of sales of available-for-sale debt investments.

Financing activities

Net cash used in financing activities in 2024 was RMB5,795 million, consisting primarily of (i) RMB5,101 million of repurchase of ordinary shares, and (ii) RMB2,831 million of dividend payment, partially offset by a RMB2,140 million increase in customer deposits payable and payable related to escrow accounts services.

Net cash used in financing activities in 2023 was RMB7,218 million, consisting primarily of (i) RMB5,151 million of repurchase of ordinary shares, (ii) RMB756 million of repayments of short- term borrowings, and (iii) RMB1,431 million of dividend payment, partially offset by RMB427 million of proceeds from short-term borrowings.

Capital Expenditures

Our capital expenditures were RMB874 million in 2023 and RMB1,037 million in 2024. In 2023 and 2024, our capital expenditures primarily represent cash paid for purchase of property, plant and equipment, intangible assets and other long-lived assets. We funded our capital expenditures primarily with net cash flows generated from operating activities.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance and expected net cash inflows. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

The following table sets forth our material contractual obligations as of December 31, 2024.

		Less than	1 – 3	3 – 5	More than
	Total	1 year	years	years	5 years

	(RMB in thousands)
Operating lease and other commitments	1,220,647	378,922	636,286	167,076	38,363
Lease liability obligations	22,981,967	13,860,129	7,062,050	1,361,944	697,844

As of December 31, 2024, our operating lease and other commitments were comprised of 1) RMB946 million in operating lease commitments; 2) RMB272 million in capital commitment; and 3) RMB3 million in obligation to purchase services.

Except for commitments as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of December 31, 2024.

Off-Balance Sheet Arrangements

We provide financial guarantees through our subsidiaries for loans that we facilitate for certain financial partners or individual lenders. We are obligated to compensate the lenders for the principal and interest payment in the event of the borrowers’ default. Therefore, we effectively provide guarantees to lenders against the credit risk.

Other than the above, we have not entered into any other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Significant Investment and Material Acquisition and Disposal

The wealth management product that we subscribed for during the Reporting Period, which constituted discloseable transactions of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) as disclosed in the relevant announcement, are set out below:

Sunshine Jinfengli Zhenxiang No. C040 (陽光金豐利臻享 C040 期) in the principal amount of RMB1.2 billion with Everbright Wealth Management Co., Ltd. on February 20, 2024 (redeemed on August 20, 2024). For further details, please refer to the announcement of the Company dated February 20, 2024.

Save as disclosed herein, we did not have any significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures during the Reporting Period.

Pledge of Assets

As of December 31, 2024, no property, plant and equipment was pledged.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as of December 31, 2024.

Gearing Ratio

As of December 31, 2024, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 46.3% (as of December 31, 2023: 40.0%).

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment will be affected by the exchange rate between U.S. dollar and Renminbi.

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollars was approximately 2.8% in the year ended December 31, 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollars in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amounts we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

We may invest the net proceeds that we receive from our offshore offerings in interest-earning instruments. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, therefore our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. As of December 31, 2024, our exposure to such interest rate risk is mainly from RMB3.3 billion of wealth management products in short-term investments and RMB0.4 billion of wealth management products in long-term investments. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term and long-term instruments.

Employees and Remuneration

As of December 31, 2024, we had a total of 135,072 employees. The following table sets forth the total number of employees categorized by function as of December 31, 2024:

Function	Number of employees
Agents and supporting staff	108,609
Platform operations	6,314
Research and development	2,226
Business development, sales and marketing	6,758
Administration and management	11,165

Total	135,072

We believe that we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. In addition to the required social security plans, we also offer bonuses to employees to encourage higher performance quality. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

OTHER INFORMATION

Purchase, Sale and Redemption of the Company’s Listed Securities

As previously announced, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023, under which the Company may purchase up to US$2 billion of its Class A ordinary shares and/or ADSs until August 31, 2024 (the “Existing Share Repurchase Program”). On August 12, 2024, the board of directors of the Company (the “Board”) approved modifications to the Existing Share Repurchase Program, pursuant to which the repurchase authorization has been increased from US$2 billion to US$3 billion of its Class A ordinary shares and/or ADSs and extended until August 31, 2025 (the “Extended Share Repurchase Program,” and together with the Existing Share Repurchase Program, the “Share Repurchase Program”). In the annual general meeting (the “AGM”) held on June 14, 2024, the Shareholders have approved to grant the Board a general unconditional mandate to purchase the Company’s own Shares (the “2024 Share Repurchase Mandate”) which covers the repurchases to be made under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2024 Share Repurchase Mandate, the Company will seek for another general unconditional mandate for repurchase from the Shareholders of the Company at the next AGM to continue its share repurchase under the Extended Share Repurchase Program.

During the Reporting Period, the Company repurchased a total of 48,221,065 ADSs (representing 144,663,195 Class A ordinary shares) on the New York Stock Exchange (the “NYSE”) at an aggregate consideration of US$715,510,590.66. Details of the repurchase of Class A ordinary shares represented by ADSs on the NYSE during the Reporting Period are summarized as follows:

	Number and
	Method of	Price Paid	per Share
Month of Repurchase	Repurchased Shares	Highest Price Paid	Lowest Price Paid	Aggregate Consideration
		(US$)	(US$)	(US$)
January 2024	21,969,609 on the NYSE	5.33	4.30	104,535,169.47
March 2024	25,029,735 on the NYSE	4.80	4.22	115,449,467.38
April 2024	24,685,980 on the NYSE	5.25	4.17	110,759,992.05
May 2024	4,385,676 on the NYSE	5.66	4.97	24,256,103.19
June 2024	4,915,680 on the NYSE	5.20	4.86	24,999,574.71
July 2024	15,237,504 on the NYSE	5.37	4.47	72,785,130.98
August 2024	15,439,407 on the NYSE	5.14	4.31	73,203,609.29
September 2024	12,054,612 on the NYSE	5.64	4.43	57,532,145.02
November 2024	2,554,851 on the NYSE	6.54	6.00	15,999,972.27
December 2024	18,390,141 on the NYSE	7.50	5.98	115,989,426.29

Total	144,663,195 on the NYSE			715,510,590.66

The Board considers that the Share Repurchase Program reflects the confidence of the Board and the management team in the current and long-term business outlook and growth of the Company. The Board considers that the Share Repurchase Program is in the best interest of the Company and its shareholders as a whole.

A total of 144,663,195 Class A ordinary shares represented by ADSs repurchased during the Reporting Period has been cancelled, including the 20,944,992 Class A ordinary shares represented by ADSs repurchased in November and December 2024 and cancelled in February 2025. Upon cancellation of the Class A ordinary shares converted from the ADSs repurchased, the weighted voting right (“WVR,” as defined under the Listing Rules) beneficiaries of the Company simultaneously reduced their WVR in the Company proportionately by way of converting their Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules. Accordingly, a total of 5,802,983 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, including (i) 4,047,035 Class B ordinary shares converted by Mr. Yongdong Peng, through a discretionary trust established by him (as the settlor), and (ii) 1,755,948 Class B ordinary shares converted by Mr. Yigang Shan, through a discretionary trust established by him (as the settlor). As a result of the cancellation of the Class A ordinary shares represented by ADSs repurchased and the conversion of 5,802,983 Class B ordinary shares into Class A ordinary shares on a one-to-one ratio, the number of Class A ordinary shares in issue was reduced by 138,860,212.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the Reporting Period.

Compliance with the Corporate Governance Code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Listing Rules.

Pursuant to Code Provision C.2.1 of part 2 of the CG Code, companies listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yongdong Peng currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

All major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive directors. The directors of the Company (the “Directors”) are encouraged to participate actively in all Board and committee meetings of which they are members, and the chairman ensures that all issues raised are properly briefed at the Board meetings. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, during the Reporting Period and up to the date of this announcement, the Company has complied with all applicable principles and code provisions of the CG Code.

Compliance with the Model Code for Securities Transactions

The Company has adopted the Second Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the “Company’s Code”), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by the Directors and relevant employees of the Company of securities in the Company and other matters covered by the Company’s Code.

Having made specific enquiries to all of the Directors, all confirmed that they have fully complied with all relevant requirements set out in the Model Code and the Company’s Code during the Reporting Period and up to the date of this announcement.

Important Events after the Reporting Period

Save as disclosed in this announcement, no other important events affecting the Group occurred since the end of the Reporting Period and up to the date of this announcement.

Auditor’s Procedures Performed on this Results Announcement

The unaudited financial information disclosed in this announcement is preliminary. The audit of the Company’s consolidated financial statements for the year ended December 31, 2024 is still in progress up to date. The figures in respect of the Company’s unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2024 as set out in this results announcement have been agreed by the Company’s auditor, PricewaterhouseCoopers, to the amounts set out in the Company’s draft consolidated financial statements for the year ended December 31, 2024. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by PricewaterhouseCoopers on this results announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited consolidated financial statements and this unaudited financial information.

Review of Financial Statements by the Audit Committee

The Company has established the audit committee of the Board (the “Audit Committee”) in compliance with Rule 3.21 of the Listing Rules and the CG Code. The primary duties of the Audit Committee are, among other things, to review and supervise the financial reporting process and internal control systems of the Group, manage risk, oversee the internal audit function, and provide advice and comments to the Board. The Audit Committee comprises Ms. Xiaohong Chen (chairperson, being our independent non-executive Director with the appropriate professional qualifications or accounting or related financial management expertise), Mr. Hansong Zhu and Mr. Jun Wu, all of whom are independent non-executive Directors.

The Audit Committee has reviewed the unaudited annual results of the Group for the year ended December 31, 2024. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control with members of senior management and the external auditor of the Company, PricewaterhouseCoopers.

Declaration of a Final Cash Dividend and Record Date

The Board approved a final cash dividend (the “Dividend”) of US$0.12 per ordinary share, or US$0.36 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 9, 2025, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the Dividend to be paid will be approximately US$0.4 billion, which will be funded by cash surplus on the Company’s balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 9, 2025 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around April 22, 2025 for holders of ordinary shares, and on or around April 25, 2025 for holders of ADSs.

Under the Company’s current dividend policy, the Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. If we decide to pay dividends, the form, frequency and amount will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

Publication of Final Results and Annual Report

This announcement is published on the website of the Hong Kong Stock Exchange at https://www.hkexnews.hk and on the website of the Company at https://investors.ke.com. The 2024 Annual Report containing all the information required by the Listing Rules will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Appreciation

The Company would like to express its appreciation to all the staff for their outstanding contribution towards the Company’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Company to continue its success in future. Also, the Company wishes to extend its gratitude for the continued support from its shareholders, customers and business partners. The Company will continue to deliver sustainable business development, so as to create more values for all its shareholders.

Use of Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non – GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share – based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

SAFE HARBOR STATEMENT

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook in this announcement, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, Directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, March 18, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2024	2023
		RMB	RMB
Net revenues:
Existing home transaction services		28,201,003	27,954,135
New home transaction services		33,653,403	30,575,778
Home renovation and furnishing		14,768,947	10,850,497
Home rental services		14,334,479	6,099,747
Emerging and other services		2,499,666	2,296,775

Total net revenues		93,457,498	77,776,932

Cost of revenues:
Commission-split		(22,766,957)	(20,419,577)
Commission and compensation-internal		(18,903,786)	(17,015,927)
Cost of home renovation and furnishing		(10,229,696)	(7,705,325)
Cost of home rental services		(13,619,506)	(6,163,044)
Cost related to stores		(2,854,988)	(2,872,093)
Others		(2,138,510)	(1,882,952)

Total cost of revenues		(70,513,443)	(56,058,918)

Gross profit		22,944,055	21,718,014

Operating expenses:
Sales and marketing expenses		(7,783,341)	(6,654,178)
General and administrative expenses		(8,960,747)	(8,236,569)
Research and development expenses		(2,283,424)	(1,936,780)
Impairment of goodwill, intangible assets and other long-lived assets		(151,576)	(93,417)

Total operating expenses		(19,179,088)	(16,920,944)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2024	2023
		RMB	RMB
Income from operations		3,764,967	4,797,070

Interest income, net		1,260,163	1,263,332
Share of results of equity investees		10,192	9,098
Impairment loss for equity investments accounted for using equity method		–	(10,369)
Fair value changes in investments, net		312,791	78,320
Impairment loss for equity investments accounted for using measurement alternative		(9,408)	(28,800)
Foreign currency exchange loss		(34,674)	(93,956)
Other income, net		1,566,038	1,869,300

Income before income tax expense		6,870,069	7,883,995
Income tax expense	5	(2,791,889)	(1,994,391)

Net income		4,078,180	5,889,604
Net income attributable to non-controlling interests shareholders		(13,280)	(6,380)

Net income attributable to KE Holdings Inc.		4,064,900	5,883,224

Net income attributable to KE Holdings Inc.’s ordinary shareholders		4,064,900	5,883,224

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2024	2023
		RMB	RMB
Net income		4,078,180	5,889,604
Other comprehensive income
Currency translation adjustments		217,142	574,223
Unrealized gains on available-for-sale investments, net of reclassification		147,668	82,800

Total other comprehensive income		364,810	657,023

Total comprehensive income		4,442,990	6,546,627

Comprehensive income attributable to non-controlling interests shareholders		(13,280)	(6,380)

Comprehensive income attributable to KE Holdings Inc.		4,429,710	6,540,247

Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders		4,429,710	6,540,247

Weighted average number of ordinary shares used in computing net income per share, basic and diluted
– Basic	7	3,409,772,592	3,521,379,938
– Diluted	7	3,537,408,029	3,611,653,020

Net income per share attributable to ordinary shareholders
– Basic	7	1.19	1.67
– Diluted	7	1.15	1.63

Share-based compensation expenses included in:
Cost of revenues		521,293	502,523
Sales and marketing expenses		197,320	180,465
General and administrative expenses		1,821,817	2,345,895
Research and development expenses		185,645	186,666

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of December 31,
	Note	2024	2023
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		11,442,965	19,634,716
Restricted cash		8,858,449	6,222,745
Short-term investments		41,317,700	34,257,958
Financing receivables, net of allowance for credit losses of RMB147,330 and RMB122,482 as of December 31, 2024 and 2023, respectively		2,835,527	1,347,759
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,636,163 and RMB1,681,127 as of December 31, 2024 and 2023, respectively	4	5,497,989	3,176,169
Amounts due from and prepayments to related parties		379,218	419,270
Loan receivables from related parties		18,797	28,030
Prepayments, receivables and other assets		6,252,700	4,666,976

Total current assets		76,603,345	69,753,623

Non-current assets
Property, plant and equipment, net		2,400,211	1,965,098
Right-of-use assets		23,366,879	17,617,915
Long-term investments, net		23,790,106	23,570,988
Intangible assets, net		857,635	1,067,459
Goodwill		4,777,420	4,856,807
Long-term loan receivables from related parties		131,410	27,000
Other non-current assets		1,222,277	1,473,041

Total non-current assets		56,545,938	50,578,308

TOTAL ASSETS		133,149,283	120,331,931

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of December 31,
	Note	2024	2023
		RMB	RMB
LIABILITIES
Current liabilities
Accounts payable	6	9,492,629	6,328,516
Amounts due to related parties		391,446	430,350
Employee compensation and welfare payable		8,414,472	8,145,779
Customer deposits payable		6,078,623	3,900,564
Income taxes payable		1,028,735	698,568
Short-term borrowings		288,280	290,450
Lease liabilities current portion		13,729,701	9,368,607
Contract liability and deferred revenue		6,051,867	4,665,201
Accrued expenses and other current liabilities		7,268,505	5,695,948

Total current liabilities		52,744,258	39,523,983

Non-current liabilities
Deferred tax liabilities		317,697	279,341
Lease liabilities non-current portion		8,636,770	8,327,113
Other non-current liabilities		2,563	389

Total non-current liabilities		8,957,030	8,606,843

TOTAL LIABILITIES		61,701,288	48,130,826

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of December 31,
	Note	2024	2023
		RMB	RMB
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,479,616,986 Class A ordinary shares issued and 3,337,567,403 Class A ordinary shares outstanding(1) as of December 31, 2024; 3,571,960,220 Class A ordinary shares issued and 3,443,860,844 Class A ordinary shares outstanding(1) as of December 31, 2023; and 145,413,446 and 151,354,549 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2023, respectively)		461	475
Treasury shares		(949,410)	(866,198)
Additional paid-in capital		72,460,562	77,583,054
Statutory reserves		926,972	811,107
Accumulated other comprehensive income		609,112	244,302
Accumulated deficit		(1,723,881)	(5,672,916)

Total KE Holdings Inc. shareholders’ equity		71,323,816	72,099,824

Non-controlling interests		124,179	101,281

TOTAL SHAREHOLDERS’ EQUITY		71,447,995	72,201,105

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		133,149,283	120,331,931

(1)	Excluding the Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2024	2023
	RMB	RMB
Cash flows from operating activities:
Net income	4,078,180	5,889,604
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	743,728	775,042
Amortization of intangible assets	268,684	627,146
Provision of allowance for expected credit losses	296,569	418,779
Impairment of goodwill, intangible assets and other long-lived assets	151,576	93,417
Impairment loss for equity investments accounted for using equity method	–	10,369
Impairment loss for equity investments accounted for using measurement alternative	9,408	28,800
Deferred tax expenses (benefits)	146,921	(328,579)
Share of results of equity investees	(10,192)	(9,098)
Dividend received from equity method investments	15,827	14,862
Fair value changes in investments	(312,791)	(78,320)
Investment and interest income	(252,967)	(1,413,018)
Foreign currency exchange loss (gain)	(339,280)	93,956
Loss on disposal of property, plant and equipment and intangible assets	30	629
Share-based compensation expenses	2,726,075	3,215,549
Changes in assets and liabilities:
Accounts receivable and contract assets	(2,409,998)	834,677
Amounts due from and prepayments to related parties	42,445	(13,314)
Prepayments, receivables and other assets	(269,756)	(883,309)
Right-of-use assets	(5,598,510)	(6,333,845)
Other non-current assets	(12,357)	(29,481)
Accounts payable	2,457,443	482,543
Amounts due to related parties	(38,904)	4,665
Employee compensation and welfare payable	268,693	(1,219,733)
Contract liability and deferred revenue	1,386,666	1,404,932
Lease liabilities	4,674,433	6,123,445
Accrued expenses and other current liabilities	1,092,547	1,548,334
Income taxes payable	330,167	156,278
Other liabilities	2,500	(86)

Net cash provided by operating activities	9,447,137	11,414,244

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2024	2023
	RMB	RMB
Cash flows from investing activities:
Purchases of time deposits and held-to-maturity debt investments	(24,012,427)	(14,513,592)
Maturities of time deposits and held-to-maturity debt investments	12,126,718	8,918,346
Sales and maturities of available-for-sale debt investments	–	1,392,881
Purchases of other long-term investments	(3,927,566)	(1,181,611)
Disposal of other long-term investments	132,689	338,678
Purchases of other short-term investments	(33,276,784)	(38,874,183)
Maturities of other short-term investments	42,609,517	41,465,679
Cash paid for business combinations, net of cash acquired	105,024	(9,893)
Proceeds from disposal of subsidiaries and long-lived assets	12,185	14,838
Purchases of property, plant and equipment, intangible assets and other long-lived assets	(1,037,179)	(873,990)
Financing receivables originated	(58,107,189)	(27,785,767)
Collections of financing receivables principal	56,592,404	27,112,807
Loans to related parties and others	(941,600)	(47,000)
Repayments of loans from related parties and others	346,183	65,367

Net cash used in investing activities	(9,378,025)	(3,977,440)

Cash flows from financing activities:
Repurchase of ordinary shares	(5,101,091)	(5,150,628)
Proceeds from issuance of ordinary shares upon exercise of share option	2	2
Proceeds from short-term borrowings	606,033	426,634
Repayments of short-term borrowings	(608,424)	(755,972)
Dividends paid to equity holders of the Company	(2,830,704)	(1,425,707)
Liquidation of subsidiaries	–	(51,020)
Dividends paid to non-controlling shareholders of subsidiaries	–	(4,900)
Change in customer deposits payable and payable related to escrow accounts services, net	2,139,549	(256,619)

Net cash used in financing activities	(5,794,635)	(7,218,210)

Effect of exchange rate change on cash, cash equivalents and restricted cash	169,476	44,608

Net increase (decrease) in cash and cash equivalents and restricted cash	(5,556,047)	263,202

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2024	2023
	RMB	RMB
Cash, cash equivalents and restricted cash at the beginning of the year
Including:
Cash and cash equivalents at the beginning of the year	19,634,716	19,413,202
Restricted cash at the beginning of the year	6,222,745	6,181,057

Total	25,857,461	25,594,259

Cash, cash equivalents and restricted cash at the end of the year
Including:
Cash and cash equivalents at the end of the year	11,442,965	19,634,716
Restricted cash at the end of the year	8,858,449	6,222,745

Total	20,301,414	25,857,461

Supplemental disclosures:
Cash paid for income taxes	(2,216,919)	(2,250,992)
Cash paid for interest	(12,466)	(17,479)

Non-cash investing activities
Changes in accounts payable related to property, plant and equipment addition	(168,608)	(2,653)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

1.	GENERAL INFORMATION

KE Holdings Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities (the “VIE”s) and the subsidiaries of the VIEs (collectively, the “Group”), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People’s Republic of China (the “PRC” or “China”).

In August and November 2020, the Company has completed its initial public offering and follow-on offering on the New York Stock Exchange.

In May 2022, the Company has completed its listing on the Hong Kong Stock Exchange by way of introduction.

2.	BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which adds a requirement for public entities to disclose its significant segment expense categories and amounts for each reportable segment for all periods presented. This information is required to be disclosed at both interim and annual periods. In addition, this ASU requires a public entity to disclose the title and position of the Chief Operating Decision Maker (“CODM”) in the consolidated financial statements. Public entities are also required to disclose how the CODM uses each reported measure of segment profit or loss to assess performance and allocate resources to the segments. The ASU is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The Company included the applicable disclosures within Note 3 Segment Information. The interim disclosures will be effective for the Group in 2025.

Change in segment

Due to the increased scale and business importance of the Group’s home rental services, the Group separately report home rental services from the first quarter of 2024 onwards, which is also in accordance with the way report to the Group’s chief operating decision maker. Prior period results have been recast to conform to this updated presentation for the current year. See Note 3. “Segment Information” for additional information.

Changes in presentation

During the fourth quarter of 2024, the Group elected to change the presentation of certain cash flows on its unaudited condensed consolidated statements of cash flows. The change in customer deposits payable and change in payable related to escrow accounts services were reclassified from operating activities to financing activities. Prior period comparative amounts have been recast to conform to the current period presentation. This change had the impact of increasing cash flow provided by operating activities by RMB256.6 million, for the year ended December 31, 2023, and a corresponding offset in cash used in financing activities. This reclassification did not affect the previously reported total cash balances on the unaudited condensed consolidated statements of cash flows. Additionally, these reclassifications had no impact on the unaudited condensed consolidated statements of comprehensive income, or unaudited condensed consolidated balance sheets.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

3.	SEGMENT INFORMATION

(a)	Description of segments

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

As a result of the acquisition of Shengdu, which was closed on April 20, 2022, the Group updated its internal organizational structure resulting in four segments, which were existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. In the second quarter of 2022, the Group updated the financial measures provided to the CODM.

These changes in segment reporting align with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. These changes in segment presentation do not affect unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income or unaudited condensed consolidated statements of cash flows.

The Group now operates its businesses in five segments: existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. The following summary describes the operations in each of the Group’s reportable segment:

(1)	Existing home transaction services: The existing home transaction segment provides services in existing home market include i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on Beike platform who provide agency services in existing home market; iii) other transaction services, such as transaction closing service through the Group’s transaction center.

(2)	New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to marketing services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.

(3)	Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

(4)	Home rental services: The home rental business provides rental property management and operation services with respect to dispersed and centralized properties, and other rental-related services including monetization of platform traffic and online rental management services.

(5)	Emerging and other services: Emerging and other services include financial service business and other newly developed businesses.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

Material costs, commission and compensation costs include material costs related to home renovation and furnishing and compensation to agents, sales professionals or renovation workers who are the Group’s employees or contractors as well as split commission to brokerage firms who signs channel sale service agreements with the Group.

Commission and compensation costs in existing home market are mainly to those who are the Group’s employees or contractors. Commissions and compensation costs in new home market are mainly to brokerage firms who sign channel sale service agreements with the Group. Commission and compensation costs in home renovation and furnishing market are mainly to renovation workers who are the Group’s employees or contractors. Material costs in home renovation and furnishing market are mainly to suppliers according to corresponding contracts.

(b)	Segments data

The tables present summary information by segment as following:

	For the Year Ended December 31,
	2024	2023
	RMB	RMB
Existing home transaction services
Net revenues	28,201,003	27,954,135
Commission and compensation costs	(16,016,079)	(14,762,910)

Contribution	12,184,924	13,191,225

New home transaction services
Net revenues	33,653,403	30,575,778
Commission and compensation costs	(25,304,481)	(22,455,253)

Contribution	8,348,922	8,120,525

Home renovation and furnishing
Net revenues	14,768,947	10,850,497
Material costs, commission and compensation	(10,229,696)	(7,705,325)

Contribution	4,539,251	3,145,172

Home rental services
Net revenues	14,334,479	6,099,747
Property leasing costs, commission and compensation	(13,619,506)	(6,163,044)

Contribution/(Deficit)	714,973	(63,297)

Emerging and other services
Net revenues	2,499,666	2,296,775
Commission and compensation costs	(350,183)	(217,341)

Contribution	2,149,483	2,079,434

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2024	2023
	RMB	RMB
Reconciliation of profit
Total segment contribution	27,937,553	26,473,059
Cost related to stores	(2,854,988)	(2,872,093)
Other costs	(2,138,510)	(1,882,952)

Total segment operating profit	22,944,055	21,718,014

Corporate and Unallocated:
Sales and marketing expenses	(7,783,341)	(6,654,178)
General and administrative expenses	(8,960,747)	(8,236,569)
Research and development expenses	(2,283,424)	(1,936,780)
Impairment of goodwill, intangible assets and other long-lived assets	(151,576)	(93,417)
Total non-operating income	3,105,102	3,086,925

Income before income tax expense	6,870,069	7,883,995

Income tax expense	(2,791,889)	(1,994,391)

Net income	4,078,180	5,889,604

As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

4.	ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of	As of
	December 31,	December 31,
	2024	2023
	RMB	RMB
New home transaction services	5,863,587	3,750,996
Existing home transaction services	546,658	483,901
Home renovation and furnishing	265,355	99,935
Home rental services	52,135	89,806
Emerging and other services	86,681	158,997

Accounts receivable	6,814,416	4,583,635
Allowance for credit losses	(1,517,099)	(1,566,129)

Accounts receivable, net	5,297,317	3,017,506

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

The contract assets are mainly related to the Group’s renovation business. The Group’s timing of revenue recognition may differ from the timing of invoicing to customers. The Group’s contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms.

Contract assets, net consists of the following:

	As of	As of
	December 31,	December 31,
	2024	2023
	RMB	RMB
Contract assets – gross	319,736	273,661
Allowance for credit losses	(119,064)	(114,998)

Contract assets, net	200,672	158,663

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Year Ended December 31,
	2024	2023
	RMB	RMB
Balance at the beginning of the year	(1,566,129)	(1,951,419)
Additions	(108,963)	(174,237)
Write-offs	157,993	559,527

Balance at the end of the year	(1,517,099)	(1,566,129)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of December 31,	As of December 31,
	2024	2023
	RMB	RMB
– Up to 3 months	4,315,046	2,056,388
– 3 months to 1 year	649,209	617,635
– Over 1 year	1,850,161	1,909,612

Accounts receivable	6,814,416	4,583,635
Less: allowance for credit losses	(1,517,099)	(1,566,129)

Accounts receivable, net	5,297,317	3,017,506

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

5.	TAXATION

The components of income (loss) before tax for the years ended December 31, 2024 and 2023, are as follows:

	For the Year Ended December 31,
	2024	2023
	RMB	RMB
Income (loss) before income tax expense Income from China operations	9,143,316	10,550,583
Loss from non-China operations	(2,273,247)	(2,666,588)

Total income before income tax expense	6,870,069	7,883,995

The following table summarizes the Group’s income tax expenses and effective tax rates for the years ended December 31, 2024 and 2023, are as follows:

	For the Year Ended December 31,
	2024	2023
	RMB	RMB
	(in thousands, except for tax rate)
Income before income tax expense	6,870,069	7,883,995
Income tax expense	2,791,889	1,994,391
Effective tax rate	40.6%	25.3%

During the years ended December 31, 2024, the income tax expense was primarily driven by current tax on earnings of certain major China operations.

6.	ACCOUNTS PAYABLE

	As of	As of
	December 31,	December 31,
	2024	2023
	RMB	RMB
Payable related to new home transaction business	5,954,209	4,081,051
Payable for home renovation materials and construction costs	1,713,179	1,375,333
Payable for acquisition of land used for properties development	538,406	–
Payable for advertising fees	396,364	305,108
Payable for internet service fees	333,835	166,085
Payable for leasehold improvements	262,805	92,924
Others	293,831	308,015

Total	9,492,629	6,328,516

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

An ageing analysis of the trade payable as at December 31, 2024 and December 31, 2023, based on the invoice date, is as follows:

	As of December 31,	As of December 31,
	2024	2023
	RMB	RMB
– Up to 3 months	9,116,991	5,980,363
– 3 months to 1 year	210,375	221,018
– Over 1 year	165,263	127,135

Total	9,492,629	6,328,516

7.	NET INCOME PER SHARE

Basic net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the Year Ended December 31,
	2024	2023

	(RMB in thousands, except for share and per share data)
Numerator:
Net income attributable to KE Holdings Inc.	4,064,900	5,883,224

Net income attributable to KE Holdings Inc.’s ordinary shareholders	4,064,900	5,883,224

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2024	2023

	(RMB in thousands, except for share and per share data)
Denominator:
Denominator for basic net income per share-weighted average ordinary shares outstanding	3,409,772,592	3,521,379,938
Adjustments for dilutive share options	11,026,547	9,338,346
Adjustments for dilutive restricted shares	104,034,579	72,916,553
Adjustments for dilutive restricted share units	12,574,311	8,018,183
Denominator for diluted net income per share-weighted average ordinary shares outstanding	3,537,408,029	3,611,653,020
Net income per share attributable to ordinary shareholders:
– Basic	1.19	1.67
– Diluted	1.15	1.63

8.	DIVIDENDS

In March 2024, the Group’s Board of Directors approved a final cash dividend of US$0.117 per ordinary share, or US$0.351 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 5, 2024, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$398.8 million dividend has been paid out during 2024, which funded by surplus cash on the Company’s balance sheet.

In August 2023, the Group’s Board of Directors approved a special cash dividend of US$0.057 per ordinary share, or US$0.171 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 15, 2023, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$198.5 million dividend has been paid out during 2023, which funded by surplus cash on the Company’s balance sheet.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

9.	RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards (“IFRS”). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows:

Unaudited condensed consolidated statements of comprehensive income data

	For the Year Ended December 31, 2024
	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Home rental services	14,334,479	–	–	(5,763,803)	–	–	–	8,570,676
Cost
Cost of revenues	(70,513,443)	–	(2,250)	5,636,197	12,827	–	–	(64,866,669)
Sales and marketing expenses	(7,783,341)	–	–	47,489	(9,414)	–	–	(7,745,266)
General and administrative expenses	(8,960,747)	–	–	27,644	269,293	–	–	(8,663,810)
Research and development expenses	(2,283,424)	–	–	–	11,317	–	–	(2,272,107)
Interest income, net	1,260,163	–	–	(616,580)	–	–	–	643,583
Fair value changes in investments, net	312,791	–	–	–	–	–	(9,178)	303,613
Impairment loss for equity investments accounted for using measurement alternative	(9,408)	–	–	–	–	–	9,408	–
Other income, net	1,566,038	–	–	1,138,267	–	–	(16,156)	2,688,149

Income before income tax expense	6,870,069	–	(2,250)	469,214	284,023	–	(15,926)	7,605,130

Income tax expense	(2,791,889)	–	562	(29,694)	–	–	–	(2,821,021)

Net income	4,078,180	–	(1,688)	439,520	284,023	–	(15,926)	4,784,109

Net income attributable to KE Holdings Inc.	4,064,900	–	(1,688)	439,520	284,023	–	(15,926)	4,770,829

Net income attributable to KE Holdings Inc.’s ordinary shareholders	4,064,900	–	(1,688)	439,520	284,023	–	(15,926)	4,770,829

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31, 2023
	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Home rental services	6,099,747	–	–	(1,306,680)	–	–	–	4,793,067
Cost
Cost of revenues	(56,058,918)	–	(7,369)	1,151,705	(128,751)	–	–	(55,043,333)
Sales and marketing expenses	(6,654,178)	–	–	36,966	(56,731)	–	–	(6,673,943)
General and administrative expenses	(8,236,569)	–	–	27,484	(74,420)	–	–	(8,283,505)
Research and development expenses	(1,936,780)	–	–	–	10,460	–	–	(1,926,320)
Interest income, net	1,263,332	–	–	(185,382)	–	–	–	1,077,950
Fair value changes in investments, net	78,320	–	–	–	–	–	7,484	85,804
Impairment loss for equity investments accounted for using measurement alternative	(28,800)	–	–	–	–	–	13,822	(14,978)
Other income, net	1,869,300	–	–	218,694	–	–	(7,352)	2,080,642

Income before income tax expense	7,883,995	–	(7,369)	(57,213)	(249,442)	–	13,954	7,583,925

Income tax expense	(1,994,391)	–	1,843	20,036	–	–	–	(1,972,512)

Net income	5,889,604	–	(5,526)	(37,177)	(249,442)	–	13,954	5,611,413

Net income attributable to KE Holdings Inc.	5,883,224	–	(5,526)	(37,177)	(249,442)	–	13,954	5,605,033

Net income attributable to KE Holdings Inc.’s ordinary shareholders	5,883,224	–	(5,526)	(37,177)	(249,442)	–	13,954	5,605,033

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

Unaudited condensed consolidated balance sheets data

	As of December 31, 2024
	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Financing receivables, net of allowance for credit losses	2,835,527	–	–	–	–	–	–	2,835,527
Lease receivables	–	–	–	7,802,319	–	–	–	7,802,319
Right-of-use assets	23,366,879	–	–	(7,565,950)	–	–	–	15,800,929
Long-term investments, net	23,790,106	–	–	–	–	–	5,177	23,795,283
Other non-current assets	1,222,277	–	(5,840)	23,250	–	–	–	1,239,687

Total assets	133,149,283	–	(5,840)	259,619	–	–	5,177	133,408,239

Accrued expenses and other current liabilities	7,268,505	–	(23,360)	(161,904)	–	–	–	7,083,241
Other non-current liabilities	2,563	–	–	24,869	–	–	–	27,432

Total liabilities	61,701,288	–	(23,360)	(137,035)	–	–	–	61,540,893

Additional paid-in capital	72,460,562	29,811,702	–	–	1,069,208	45,338	–	103,386,810
Accumulated other comprehensive income	609,112	241,343	–	–	–	–	–	850,455
Accumulated deficit	(1,723,881)	(30,053,045)	17,520	396,654	(1,069,208)	(45,338)	5,177	(32,472,121)

Total shareholders’ equity	71,447,995	–	17,520	396,654	–	–	5,177	71,867,346

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	As of December 31, 2023
	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Financing receivables, net of allowance for credit losses	1,347,759	–	2	–	–	–	–	1,347,761
Lease receivables	–	–	–	2,775,570	–	–	–	2,775,570
Right-of-use assets	17,617,915	–	–	(2,928,681)	–	–	–	14,689,234
Long-term investments, net	23,570,988	–	–	–	–	–	21,103	23,592,091
Other non-current assets	1,473,041	–	(6,402)	28,073	–	–	–	1,494,712

Total assets	120,331,931	–	(6,400)	(125,038)	–	–	21,103	120,221,596

Accrued expenses and other current liabilities	5,695,948	–	(25,608)	(82,172)	–	–	–	5,588,168

Total liabilities	48,130,826	–	(25,608)	(82,172)	–	–	–	48,023,046

Additional paid-in capital	77,583,054	29,811,702	–	–	1,353,231	45,338	–	108,793,325
Accumulated other comprehensive income	244,302	241,343	–	–	–	–	–	485,645
Accumulated deficit	(5,672,916)	(30,053,045)	19,208	(42,866)	(1,353,231)	(45,338)	21,103	(37,127,085)

Total shareholders’ equity	72,201,105	–	19,208	(42,866)	–	–	21,103	72,198,550

Notes:

(i)	Preferred shares

Under U.S. GAAP, the Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option upon the occurrence of certain deemed liquidation events and certain events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date.

Under IFRS, certain redemption triggering events of the Preferred Shares are outside of the Company’s control. In addition, the holders of the Preferred Shares are entitled to convert the Preferred Shares into a variable number of the Company’s ordinary shares upon occurrence of certain events. Accordingly, the Preferred Shares are regarded as a hybrid instruments consisting of a host debt instrument and a conversion option as a derivative. The Company designated the entire Preferred Shares as financial liabilities at fair value through profit or loss such that the Preferred Shares are initially recognized at fair value, while changes in the fair value due to own credit risk of Preferred Shares shall be presented in other comprehensive income separately.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(ii)	Provision for credit losses

1)	Under U.S. GAAP, the Group has adopted ASC Topic 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, the Group has adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss (“ECL”) that results from default events that are possible within 12 months after the reporting date is recorded (“stage 1”). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset (“stage 2”). Once there is objective evidence of impairment (“stage 3”), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables between IFRS 9 and ASC 326.

2)	Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, the Group should record both a guarantee obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, the Group subsequently measures the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

(iii)	Lease accounting

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the “interest” amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis, while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.

(iv)	Share-based compensation

1)	Awards with performance targets met after the service period

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

2)	Attribution – awards with graded-vesting features

For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.

3)	Accounting for forfeitures of share-based awards

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won’t be allowed, forfeitures must be estimated.

(v)	Issuance costs in relation to the IPO

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi)	Investments measured at fair value

Under U.S. GAAP, the investment without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2024	2023
		RMB	RMB
Income from operations		3,764,967	4,797,070
Share-based compensation expenses		2,726,075	3,215,549
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		247,862	613,307
Impairment of goodwill, intangible assets and other long-lived assets		151,576	93,417

Adjusted income from operations		6,890,480	8,719,343

Net income		4,078,180	5,889,604
Share-based compensation expenses		2,726,075	3,215,549
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		247,862	613,307
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration		24,371	(26,315)
Impairment of goodwill, intangible assets and other long-lived assets		151,576	93,417
Impairment of investments		9,408	39,169
Tax effects on non-GAAP adjustments		(26,399)	(26,243)

Adjusted net income		7,211,073	9,798,488

Net income		4,078,180	5,889,604
Income tax expense		2,791,889	1,994,391
Share-based compensation expenses		2,726,075	3,215,549
Amortization of intangible assets		268,684	627,146
Depreciation of property, plant and equipment		743,728	775,042
Interest income, net		(1,260,163)	(1,263,332)
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration		24,371	(26,315)
Impairment of goodwill, intangible assets and other long-lived assets		151,576	93,417
Impairment of investments		9,408	39,169

Adjusted EBITDA		9,533,748	11,344,671

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2024	2023
		RMB	RMB
Net income attributable to KE Holdings Inc.’s ordinary shareholders		4,064,900	5,883,224
Share-based compensation expenses		2,726,075	3,215,549
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		247,862	613,307
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration		24,371	(26,315)
Impairment of goodwill, intangible assets and other long-lived assets		151,576	93,417
Impairment of investments		9,408	39,169
Tax effects on non-GAAP adjustments		(26,399)	(26,243)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders		(28)	(28)

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders		7,197,765	9,792,080